June 4,  2010

Edward M. Kelly, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C.  20549-4631

Ludvik Capital, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 6, 2010
File No. 0-52402

 Dear Mr. Kelly:

We are responding to your comment letter of May 27, 2010. Our responses will be in same order as the comments appeared in your letter.

General

1.           During the preparation of the Preliminary Information Statement , we and our legal counsel reviewed all of the items called for by Schedule 14A Information and concluded that may of the items were not applicable to the corporate actions referred to in the Information Statement. Item 1 of Schedule 14C states that the items of Schedule 14A are to be included in the Information Statement that “would be applicable to any matter to be acted upon” if proxies were solicited. It would appear that the only items of Schedule 14A which would be applicable to the actions described in the Information Statement are the following:

Edward M. Kelly, Esq.
June 4, 2010

Item 1.  Date, Time and Place Information
Item 3.  Dissenters’ Rights of Appraisal
Item 4 . Persons Making the Solicitation
Item 5.  Interest of Certain Persons in Matters to be Acted Upon
Item 6.  Voting Securities and Principal Holders Thereof;
Item 19. Amendment of Charter, Bylaws or Other Documents;
Item 21 Voting Procedures.

We believe that the Information Statement adequately addresses each of the foregoing applicable items of Schedule 14A.

2.           The new address of  Ludvik Capital, Inc. has been added to the revised Information Statement, which is included with this letter.

Other

3.           Ludvik Capital, Inc., through its new management, has engaged a certifying accountant, Sherb & Co. LLP. as disclosed in the report on Form 8K filed June 4, 2010. Sherb & Co. LLP has informed us that they will be able to complete the delinquent financial statements and thus allow all delinquent reports to be filed in approximately 120 days.

Ludvik Capital, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Isaac H. Sutton

Isaac H. Sutton